SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 March 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 23 March 2012
                re:  Notice of AGM

23 March 2012

LLOYDS BANKING GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING

Lloyds Banking Group plc advises that the notice of 2012 Annual General Meeting is now available on its website www.lloydsbankinggroup.com

In accordance with Listing Rule 9.6.1R, the following documents have been submitted to the UK listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

●	Notice of 2012 Annual General Meeting
●	Forms of Proxy for the 2012 Annual General Meeting

For further information:

Group Secretariat

Marc Boston                                                                            +44 (0)20 7356 2108
Head of Plc, Group Secretariat
Email: marc.boston@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  23 March 2012